October 29, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commision
100 F Street, N.E.
Washington, DC  20549

RE:          Noble Roman’s, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 15, 2013
Form 10-Q for the Quarter Ended June 30, 2013 filed August 12, 2013
File #000-11104

Dear Ms. Cvrkel:

We are in receipt of the Staff’s comment letter, dated October 23, 2013, pursuant to which the Staff commented on the Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) of Noble Roman’s, Inc., an Indiana corporation (the “Company”).  We have set forth below each staff comment in the comment letter followed by our response to each comment.

We also expressly note that, by responding to the Staff’s comment for revising or agreeing to revise any disclosure response to the Staff’s comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the Year-Ended December 31, 2012

Audited Financial Statements

Statement of Cash Flows, page 29

1.
We note from your responses to our prior comments 2 and 10 that you believe the payments of obligations from discontinued operations are appropriately classified as financing activities on the statement of cash flows.  We further note that the guidance you reference in your response (ASC 230-10-45-28(b)) indicates the type of payments and gains/losses that should be classified as an adjustment to net income within operating activities on the statement of cash flows.  For payments that represent expenses previously accrued, we would expect that these amounts would be reflected in changes in operating liabilities such as accounts payable or accrued expenses rather than financing activities.  In this regard, it appears the underlying nature of these payments indicate these payments should be classified as operating activities on the statements of cash flows; however, may be reported separately from continuing operations.  Refer to ASC 230-10-45-24.  The staff recognizes that variations in the cash flows presentation exists, and therefore, believes the following presentations are consistent with the disclosure requirement:

●  Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;
●  Separately identifying the cash flows related to discontinued operations within each of the 3 categories; or,
●  Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before "net increase or decrease in cash and cash equivalents."

Please advise and revise your statements of cash flows using one the formats described above.

Response:  Changes in accounts payable and accrued expenses arising out of discontinued operations were reflected in the balance sheet accounts. The Company posted a work paper adjustment of $360,290 to reflect cash that reduced those balance accounts related to discontinued operations, and reclassified that amount to financing activities in accordance with ASC 230-10-45-28(b).  Therefore, cash flows from operating activities changed from a use of $154,344 to a source of $205,946 (i.e., by the amount of the $360,290 adjustment).

In future filings the Company will display the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement just before “net increase or decrease in cash and cash equivalents”.

Note 9. Loss from Discontinued Operations, page 37

2.
We note from your response to our prior comment 5 the nature of the charges to discontinued operations made during 2011 and 2012.  Please revise Note 9 to more clearly disclose the nature of the charges to discontinued operations.  Your revised disclosure should be at a level of detail consistent with your response to us.

Response:  In future filings the Company will disclose the nature of the charges to discontinued operations in detail consistent with our response to the corresponding comment in our letter dated October 3, 2013.

Note 10. Contingencies, page 37

3.
We note from your response to our prior comment 6 that a hearing was scheduled for October 15, 2013 in which you expect the court to issue its judgment.  Please tell us the results from hearing and the impact, if any, the judgment will have on your financial statements.

Response:  On October 14, 2013, the Court granted a postponement of the hearing, on a request by the opposing attorney.  The hearing has now been set for December 2, 2013.  The Company does not anticipate the Court will issue a judgment on the date of the hearing.  We now expect that the amount of the judgment will be entered approximately 30 days after the hearing.

Report of Independent Registered Public Accounting Firm, page 40

4.
We note from your response to our prior comment eight that you will file amended Form 10-K for the years ended December 31, 2012 and 2011 with the name of the certified public accounting firm and conformed signature.  Please file these amendments as soon as possible.

Response:  The amended Form 10-K/A’s for the years ended December 31, 2012 and 2011 are being filed on October 29, 2013.

Pursuant to the Staff’s request, we acknowledge that:

●  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●  Staff comments or changes to disclosure  in response to staff comments do not foreclose  the commission from taking any action with respect to the filing; and
●  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe the foregoing should address the Staff’s comments.  We thank you in advance for the Staff’s customary courtesies.  If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we request the opportunity to discuss these matters further before you issue a written response.

Sincerely,

Noble Roman’s, Inc.

By:     /s/  Paul W. Mobley_____________________________
          Paul W. Mobley, Chairman, Chief Executive Officer,
          Chief Financial Officer and Principal Accounting Officer

cc:  Claire Erlanger